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Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 15 DATED JANUARY 9, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – R14 - Controlled Subsidiary

On January 4, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – R14 - Controlled Subsidiary”), for an initial purchase price of $1,137,882 which is the initial stated value of our equity interest in the Fundrise eFUND – R14 - Controlled Subsidiary (the “R14 Investment”). The Fundrise eFUND – R14 - Controlled Subsidiary used the proceeds to acquire an existing 2,994 SF triplex located on a 6,730 square foot lot in the Greater Echo Park neighborhood of North East Los Angeles (the “R14 Property”). The closing of both the R14 Investment and the R14 Property occurred concurrently.

The R14 Investment was funded with $850,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND – R14 - Controlled Subsidiary is managed by us and it is anticipated that the controlled subsidiary will transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the R14 Investment (the “R14 Operative Agreements”), we have full authority for the management of the Fundrise eFUND – R14 - Controlled Subsidiary, including the R14 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the R14 Investment, paid directly by the Fundrise eFUND – R14 - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $1,137,882, we anticipate additional costs of approximately $250,000 to complete entitlement approvals yielding five (5) small lot homes. We also intend to combine the parcel with a contiguous parcel, which should support procurement of entitlements for the development of 10 small-lot homes on the combined site. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The R14 Investment is anticipated to be held for 24 to 36 months, including sale upon completion of entitlements. We believe the property will be able to achieve up to a 17% profit margin upon sale based on a $325,000 per entitled lot sellout price. However, there can be no assurance that such value will be achieved. Though presently vacant, we may potentially lease the R14 asset during the entitlement procurement period, though this is not guaranteed.

The R14 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Greater Echo Park neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.